Filed by General Motors Corporation
                      Pursuant to Rule 425 under the Securities Act of 1933 and
                                           Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934

                              Subject Companies: Hughes Electronics Corporation
                                                     General Motors Corporation
                                                 Commission File No. 333-105851
                                                 Commission File No. 333-105853


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                HUGHES Transition News Interview with Chase Carey
                              For HUGHES Employees

Recently Chase Carey, who is slated to become HUGHES President and CEO following the close of the transaction with News Corp., provided an interview for HUGHES employees through our Transition News.

CAN YOU TELL HUGHES EMPLOYEES A LITTLE BIT ABOUT YOURSELF?

Sure, I'm married and have a 13 year-old son and a 12 year-old daughter. Most of my free time is spent with my family. My kids are really at a fun age right now. I enjoy playing golf and tennis with both of them although my son can already out-drive me. We've been living in the New York area for the last 3 years, but the majority of my adult life, about 20 years, was spent in Manhattan Beach, California. My career with Fox and News Corp. has been split between New York and Los Angeles. So for better or for worse I have gotten accustomed to that cross-country flight and have done it on close to a weekly basis for most of the 20 years that I have been in the business. It becomes a part of life being in media and entertainment.


You joined Fox in 1988 and served as Executive Vice President of Fox, Inc. from 1992 to 1994, then Chairman and Chief Executive Officer of the Fox Television Group beginning in 1994 through 2001, and Co-Chief Operating Officer of News Corp. from 1996.
CAN YOU PROVIDE US WITH SOME INSIGHT INTO YOUR YEARS WITH FOX AND NEWS CORP.?

I was at Fox from the get-go in terms of Rupert's tenure there. He bought it a year or two before I came in. I was there the year we launched Fox Network. We started with a couple nights of programming and 6 stations. We didn't have any cable channels and we didn't have any international television businesses. I was there for the growth of Fox as a network into a 7-night-a-week network with a station group that has 35 stations, an array of subscription channels, a presence in news and sports and has satellite platforms around the world. Obviously there are other parts of News Corp. that I have worked with, but the core of my responsibilities and energies has been in building and developing the broadly defined television businesses of Fox and News Corp.



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WHAT CAN YOU TELL US ABOUT YOUR INVOLVEMENT WITH SOME OF NEWS CORP.'S OTHER
INTERNATIONAL TELEVISION INTERESTS?

I was involved in the initial business plans and the initial transactions around the launch of BSkyB. That was the first time I ever had back to back all-nighters. I have had one all-nighter, but I actually had to stay up two nights in a row to get the initial studio deals done. Since then I have been involved in various initiatives. Today, BSkyB is run by a strong management team and I sit on the Board. I have also been actively involved in the News Corp. Latin American business, other European TV initiatives and in the acquisition and building of Star TV.


FROM YOUR EXPERIENCES AT FOX AND NEWS CORP., WHAT GLEANINGS DO YOU BRING TO YOUR FUTURE LEADERSHIP OF HUGHES?

As much as anything, each business has its own unique set of challenges. My experience at News Corp. has involved the ability to deal with a very wide array of businesses in terms of maturity, what businesses they competed in, what geographic regions they operated in and what the core businesses were. I have had an opportunity to develop goals and objectives and build teams across very different businesses in very different arenas. You have to define what is appropriate for each business on its own merits. Whether it is DIRECTV, DIRECTV Latin America, HNS or PanAmSat, each has its own opportunities and each has its own set of challenges, and you have to develop plans targeted to the opportunities in that business and the environment in which they compete.


WHAT ARE YOUR THOUGHTS ON YOUR TRANSITION PROCESS IN THE PRE-CLOSE PERIOD AND THEN IMMEDIATELY FOLLOWING THE CLOSE OF THE TRANSACTION?

The transition, between now and closing, will be about a lot of education -- trying to get a deeper understanding of the initiatives that the various businesses, DIRECTV, DIRECTV Latin America, HNS, and PanAmSat, have underway. I'd like to have an opportunity to spend time with the executive teams at those businesses. In the pre-closing period I can get up to speed on the challenges and opportunities facing each of these businesses.



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At the end of the day I find that businesses are very dependent upon people. The ability to have a good comfortable working relationship with people is very important. As we look forward to post-closing we hope to be in a place where we can hit the ground running -- to take the plans that are in place and figure out those plans and find the opportunities to take the business to another level. We believe HUGHES is a growth business and intend to manage it and drive it as growth business. And I really believe that the people here want it to be such.
We recognize that this will be a change from the process that you have been in for the last two to three years. I feel confident about our ability to work as a team to meet these challenges.


LET'S TALK A LITTLE BIT ABOUT WHAT YOU VALUE IN TERMS OF COMPANY CULTURE AND EMPLOYEE CHARACTERISTICS.

There is no formula. In the media and entertainment business you deal with a wide mix of people, with a wide set of skills, so there certainly is not a mold that you are trying to put people in. I have worked with people from A to Z very successfully. We look for people who have a passion for what they do -- an energy, an enthusiasm for what they do. Integrity is always important. You also want people who think on their feet, who have ideas. People who know how to work with a team, but yet are willing to move things forward -- an action-oriented mindset, not a process-oriented mindset. People are very important. In essence, you want a real "entrepreneurial spirit." News Corp. is not a bureaucracy, and I believe that is the right way to run a company. We rely on having talented managers who can manage the business and manage their people.
All the News Corp. companies are driven by strong operating teams and operating management that drive those businesses forward. It pushes you into taking the bull by the horns and developing a plan and moving forward with it.




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CAN YOU PROVIDE EXAMPLES OF THE INTERRELATIONSHIP BETWEEN OTHER NEWS CORP.
COMPANIES AND HOW HUGHES MIGHT BENEFIT AS AN AFFILIATE OF NEWS CORP.?

The News Corp. satellite platforms have shared set top box designs, software, interactivity and other features around the world. As an affiliate of News Corp., HUGHES would benefit from economies of scale that would help defray the enormous research and development costs associated with bringing new features and services to market. Common technology standards for both hardware and software across the News Corp. and DIRECTV DTH platforms would help to drive down consumer equipment and software costs, which would benefit both consumers and HUGHES.


WHAT CAN WE EXPECT FROM MR. MURDOCH AS OUR FUTURE CHAIRMAN?

He is a great believer in the HUGHES businesses. You will see a great deal of passion and energy and enthusiasm. He brings that to all his businesses. He knows these businesses so he certainly brings, not just the passion and energy, but the expertise and understanding of them. He will be a great champion for the opportunities to grow these businesses. He enjoys meeting and dealing with people. Rupert is a people person who has historically built his company relying on good people to run and manage it.


LOOKING AHEAD, WHAT EXCITES YOU ABOUT LEADING HUGHES?

This company has a tremendous growth opportunity in front of it. At DIRECTV we honestly believe satellite TV is a better service than cable and that we have the strengths, assets and expertise to build on our leadership position in the satellite sector. We believe DIRECTV should be the strongest, most successful and most dynamic multi-channel provider in the U.S. And the growth is not limited to DIRECTV.




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IS THERE ANYTHING ELSE THAT YOU WOULD LIKE TO SAY TO HUGHES EMPLOYEES?

I would tell employees how excited I am, and I know Rupert is, and News Corp. is, to have the opportunity to work with them. I think you should be proud of what you have built. You have built an array of businesses, DIRECTV, DIRECTV Latin America, HNS and PanAmSat, in the midst of tremendous challenges. We certainly hope that we can help you take these businesses to their full potential. I look forward to working with you and supporting you as we try to drive it forward together.

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In connection with the proposed transactions, on August 21, 2003, General Motors
Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials that are being mailed to GM stockholders contain information about how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of stockholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the definitive consent solicitation statement of GM / prospectus of Hughes / prospectus of News Corporation.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any



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jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, which may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures and the ability to access capital to maintain financial flexibility; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to, the uncertainties regarding the operations of DIRECTV Latin America, LLC, Hughes' 75% owned subsidiary, which is currently operating under Chapter 11 bankruptcy proceedings, and the performance of its satellites. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," "outlook," "objectives," "strategy," "target," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.





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